Invest in UNYQ

Democratizing design of personalized prosthetic wears.



🐦 ⓕ ⓐ UNYQ.COM SAN FRANCISCO CA
Technology Software Hardware Artificial Intelligence Health and Fitness

UNYQ **ABOUT** UPDATES⁰ REVIEWS¹ ASK A QUESTION⁰

Why you may want to invest in us...

1. Leader in personalized prescription prosthetic wear for self expression rather than stigmatization

2. Lifetime revenue of $7.5M, high gross margin and now close to break even

3. Developed go-to-market model with over 700 clinics serving thousand of loyal end users

4. Founder and team have a proven track record and establish IP protected process platform

5. Healthy new product pipeline including a R&D agreement with the American Veterans Organization

6. Offering same terms as Exponential VC, UNYQ's top shareholder (over $3M so far) invested $880K in this round

Why investors ❤ us

WE'VE RAISED $18,580,669 SINCE OUR FOUNDING



I am an investor in UNYQ since 2017 and have had a chance to collaborate closely with Eythor throughout 2020 supporting UNYQ in maneuvering through the challenges of COVID-19 crisis.

I am delighted to see UNYQ emerging much stronger and resilient from this year's trying environment with fully digital sales/fulfilment process and a growing number of digital customers on both sides of the pond. I initially invested in the company because of the product - 3D printed prosthetic covers that are printed-to-measure for every customer and look simply cool and fashionable, helping to de-stigmatize disability.

However, during 2020, I have also had a chance to get to know Eythor better. He is a serial entrepreneur and industry veteran. I am particularly impressed with his composure, resilience and grit with which he led the company over the last quarters. I was truly impressed how he handled the near collapse of sales in the early lockdown period (March-April), avoided layoffs, and led the company to strong growth in later months.

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Piotr Romanowski

LEAD INVESTOR INVESTING $1,000 THIS ROUND & $150,000 PREVIOUSLY



I am an investor in UNYQ since 2017 and have had a chance to collaborate ⌄ closely with Eythor throughout 2020 supporting UNYQ in maneuvering through the challenges of COVID-19 crisis. I am delighted to see UNYQ emerging much stronger and resilient from this year's trying environment with fully digital sales/fulfilment process and a growing number of digital customers on both sides of the pond. I initially invested in the company because of the product - 3D printed prosthetic covers that are printed-to-measure for every customer and look simply cool and fashionable, helping to de-stigmatize disability. However, during 2020, I have also had a chance to get to know Eythor better. He is a... read more

Piotr Romanowski ☆
Biotech, deep-tech, fintech

SEE MORE

Our team



Eythor Bender
CEO and Co-Founder
Part of the leadership of Ossur that grew it from startup to publicly traded on Nasdaq and leader in the field and CEO of Ekso Bionics leader in rehabilitation robotics now publicly traded on Nasdaq



Ed Pope
Chairman of the Board
Serial entrepreneur and advisor in the Middle East Affairs and war strategy. Co-Founder and CEO of Exponential Partners VC in Newport Beach California, a lead investor in UNYQ



Manuel Bo
COO
Manuel has been part of the UNYQ team for the last 4 years. Here he is in charge of the operations. He has experience working for several companies in South Europe. MBA from University of Seville.



Jeronimo Carrera Gomez
R&D Manager
Been the head of the design team of UNYQ from the start and lead the R&D efforts. He has a Bachelor Degree in Design from University of Seville in Spain.



Catarina Lowenadler
VP Executive Director
Seasoned executive and background in Prosthetics and Orthotics (O&P). Biomechanical Engineer degree from Jonkoping University. Was with Ossur and Otto Bock industry leaders in O&P and served as executive at IKEA for 10 year.

In the news

    

   

Downloads

2020 UNYQ Catalog web EN.pdf

Story



THERE'S NOTHING NORMAL ABOUT YOU

WE LIVE IN A WORLD OF PERSONALIZATION



PROSTHETICS HISTORICAL EVOLUTION

1900 CUSTOM → 1950-1990 INDUSTRIAL → 1990-2000 ENERGY → 2000-2020 BIONIC → NOT PERSONAL INSTEAD STANDARD & COLD



AMPUTEES RATE UN-SATISFACTION WITH THE LOOK AS ONE OF THE MOST IMPORTANT MISSING FACTORS IN THEIR DAILY LIFE



NOT EVERYONE WANT'S TO BE PARALYMPIAN OR BIONIC

UNYQ



PERSONALIZATION FOR AMPUTEES MEANS..

PERSONAL STYLE | FUN SHOPPING EXPERIENCE | ACCESSABLE AFFORDABLE | FITS MY BODY

Instead of..

Sticks | No choice | Expensive and out of reach | One fit all



UNYQ, using biometrics, creates customized 3Dprinted products for individuals
We call them WEARS

UNYQ®



DEMOCRATIZING DESIGN FOR UNIQUE NEEDS

2014	2015	2016	2017	2019	2020
UNYQ Covers 1st amputee on NYFW	IP transfer from 3DSystems	UNYQ App 1st to make prosthetics	Scalable 3DPrinters delivering thousands of prosthetic covers	UNYQ Socket Launch	UNYQ Foot VA License agreement

UNYQ



SELF EXPRESSION & CONFIDENCE
From hiding cold engineering function to showing style and fashion



"I want to be me"
Travis Ricks living in San Diego is a Program director from Challenged Athlete foundation. Travis has worn several UNYQ covers since 2014 and will not go with out one. For him it's important to have a choice to personalize his prosthetic leg
"Don't hide it"
Maria Lassen from Denmark has been wearing a UNYQ cover since 2016. Her advice is that one should not try to hide it, show it and be different.
"Not shamed any more"
"I want to be pretty and I want my leg to be pretty"
Deborah Bevilaqua and artist director from San Francisco Bay Area was one of the first women to wear prosthetic covers all the way back in 2010.
UNYQ



UNYQ
Our #unyqers
Copy link
Bogdan Olteanu
Nichole Millage
Travis Ricks
zoom



SELF EXPRESSION & DIVERSITY
Over 50% of all UNYQ Wears fitted on UNYQers over 60 years old *
Debrah, NYC
Doris, DC
Patrick, Belgium
Agnes, Netherlands w. Bogdan from UNYQ
* 62% of amputations occurs due to diabetics
UNYQ



DNA OF UNYQ
Technology convergence. We've unlocked the power of choice. From additive manufacturing to digitalization, our design process enables innovation and individuality in every object we create.
1Dna
UNYQ WEARS
Stylish and personalized Prosthetic Wears
4Dna
UNYQ HUBS
Over 700 UNYQ partners and virtual support team rethinking the industry
2Dna
UNYQERS
A global community of thousands of users that laugh in the face of normal
3Dna
THE UNYQ WAY
The start to end digital process directly involves the end user using a simple App. Selection, fitting, design, 3dprinting and shipping globally in little more than 2 weeks
UNYQ



LIKE NO OTHER

Investor Q&A

− COLLAPSE ALL

What does your company do? ⌄

UNYQ is a curious, human centric company that uses biometrics to create customized 3Dprinted prosthetic products. We call them WEARS. Designed for individuals that seek self expression rather than hiding what makes them unique.

Where will your company be in 5 years? ⌄

We want change the total experience of attaining a prosthetic, how it wears, and how it is perceived – from stigma to style and excitement. In 5 years, we aim to make stylish personalized prosthetic wear easily accessible around the world using exponential technology like 3dprinting, photogrammetry and a simple app.

Why did you choose this idea? ⌄

Over the last 25 we observed and participated in bringing amputees to walk with bionic limbs and run in the Paralympic Games. But not everyone want's to be a Paralympian or the bionic man/woman. Prosthetics like fashion must be wearable and fashionable, the whole experience is is still stigmatized and amputees are hiding. We want to change that.

How far along are you? What's your biggest obstacle? ⌄

UNYQ is already on the forefront in the area of 3dprinted prosthetic wear, making thousands of units annually., including a collection of prosthetic covers and sockets that are sold over 30 countries. Our key milestone ahead is scaling a global production and sales model that has already been mastered in the Germanic and French speaking part of Europe.

Who competes with you? What do you understand that they don't? ⌄

UNYQ Wear has been developed over last 10 years. We have protected IP acquired and developed by a former Apple Designer. We are challenging the manufacturing methods that represent the status quo in the industry. Manually-made antiquated prosthetic products that depend on craftsmanship are fading away. Clinicians and users are increasingly digital minded and expect the customer experience to represent that new mindset.

How will you make money? ⌄

UNYQ sells and distributes its Wear to an established network of over 700 prosthetic providers. In most countries, UNYQ Wear is reimbursed. In others, it relies on self-pay. Users of UNYQ Wear learn about UNYQ through their prosthetic providers or through social media and online.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

We have an experienced team and well-designed prescription based prosthetic wears with a low regulatory hurdles (Class 1 FDA), that keep evolving. UNYQ Wears are backed-up with a digital value chain that is well developed. The medical market is hard won but once there's momentum, it's a steady growing revenue stream as long as we continue to listen to our customers and continue to innovate and stay ahead. Although UNYQ is not far away profitability it still depends on outside funding.

